April 2, 2019

Stephen Spengler
Chief Executive Officer
Intelsat S.A.
4 rue Albert Borschette
Luxembourg
Grand-Duchy of Luxembourg L-1246

       Re: Intelsat S.A.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed February 20, 2019
           File Number 001-35878

Dear Mr. Spengler:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(c) Revenue Recognition, page F-10

1. Please tell us and revise your future filings to disclose the measure of progress associated with each type of product and service revenue. Please tell us how you determined that these methods provide a faithful depiction of the transfer of goods or services to the customer. Please refer to ASC 606-10-25-31 through 25-33 and ASC 606-10-50-18.
 Stephen Spengler
FirstName LastNameStephen Spengler
Intelsat S.A.
Comapany NameIntelsat S.A.
April 2, 2019
Page 2,
April 2 2019 Page 2
FirstName LastName
2. You disclose on page 47 that the pricing of your services is generally fixed for the duration of the service commitment. For each service type, please tell us and revise your future filings to disclose if the total contract price is fixed or if the price per unit of goods or services transferred is fixed (and the number of units transferred may be variable).
         Please refer to ASC 606-10-50-12(b).
3. We note your disclosure on page F-12 that when more than one party is involved in providing good or services to a customer, you generally recognize the transaction on a gross basis. Please clarify the nature of the goods and services for which you recognize revenue on a gross basis and those for which you recognize revenue on a net basis. In addition, provide us with a comprehensive analysis regarding how you concluded you were the principal or agent in the related arrangements. Please refer to ASC 606-10-50-
         12(c) and ASC 606-10-55-36 through 55-40.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Lisa
Etheredge, Senior Staff Accountant, at (202) 551-3424 with any questions.



                                                                  Sincerely,

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